Filed by Fusion Fuel Green Limited pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: HL Acquisitions Corp.
Commission File No.: 001-38563

Fusion Fuel Business Combination Overview Investor Presentation August 2020

Fusion Fuel & HL Acquisitions: Business Combination Overview Disclosure 2 THIS PRESENTATION HAS BEEN PREPARED FOR USE BY HL ACQUISITIONS CORP. (“HL”) AND FUSION WELCOME – FUEL, S.A. (“FUSION FUEL”) IN C ONNECTION WITH THEIR PROPOSED BUSINESS COMBINATION. SUCH PRESENTATION MAY BE PRESENTED TO CERTAIN OF HL’S SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERE STE D IN PURCHASING HL SECURITIES, IN CONNECTION WITH THE BUSINESS COMBINATION. HL, FUSION FUEL, THEIR AFFILIATES AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PA RTICIPANTS IN THE SOLICITATION OF PROXIES OF HL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEM ED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO HL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR TH E PROPOSED BUSINESS COMBINATION TO BE FILED BY HL AND FUSION FUEL, WHICH WILL INCLUDE A PRELIMINARY PROXY STATEMENT/PROSPECTUS OF HL THAT WILL BE USED TO SOLICIT SHAREHO LDE R APPROVAL OF THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF HL’S DIRECTORS AND OFFICERS IN HL’S FILINGS WITH THE SEC, INCLUDING HL’S ANNUAL REPORT ON FORM 10 - K FOR THE FISCAL YEAR ENDED JUNE 30, 2019, WHICH WAS FILED WITH THE SEC ON SEPTEMBER 10, 2019. INVESTORS AND SECURITY HOLDERS OF HL AND FUSION FUEL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND THE DE FIN ITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY B ECO ME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT HL AND FUSION FUELTHROUGH THE WEBSITE MAINTAI NED BY THE SEC AT WWW.SEC.GOV. SOME OF THE FINANCIAL INFORMATION AND DATA CONTAINED HEREIN DOES NOT CONFORM TO SEC REGULATION S - X IN THAT IT INCLUDES CERTAIN F INANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRIN CIPLES (“GAAP”). ACCORDINGLY SUCH INFORMATION AND DATA HAS BEEN AND WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN PROXY STATEMENT/PROSPECTUS. HL AND FUSION FUEL BE LIEVE THAT THE PRESENTATION OF NON - GAAP MEASURES PROVIDES INFORM ATION THAT IS USEFUL TO INVESTORS. THIS PRESENTATION CONTAINS FORWARD - LOOKING STATEMENTS. TERMS SUC H AS “ANTICIPATE,” “BELIEVE,” “CONTINUE,” “COULD,” “ESTIMATE,” “ EXPECT,” “INTEND,” “MAY,” “MIGHT,” “PLAN,” “POSSIBLE,” “POTENTIAL,” “PREDICT,” “PROJECT,” “SHOULD,” “WOULD” AS WELL AS SIMILAR COMMENTS, ARE FORWARD - LOOKING IN NATURE. THE FORWARD - LOO KING STATEMENTS CONTAINED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND BELIEFS CONCERNING FUTURE DEVELOPMENTS AND THEIR POTENTIAL EFFECTS. THERE CAN BE NO ASSURA NCE THAT FUTURE DEVELOPMENTS AFFECTING HL OR FUSION FUEL WILL BE THOSE THAT ARE ANTICIPATED. THESE FORWARD - LOOKING STATEMENTS INVOLVE A NUMBER OF RISKS, UNCERTAINTIES (SO ME OF WHICH ARE BEYOND THE CONTROL OF HL AND FUSION FUEL) OR OTHER ASSUMPTIONS THAT MAY CAUSE ACTUAL RESULTS OR PERFORMANCE TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED O R IMPLIED BY THESE FORWARD - LOOKING STATEMENTS. THE FINANCIAL PROJECTIONS INCLUDED IN THIS PRESENTATION ARE ALSO FORWARD - LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT A RE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND HL’S AND FUSION FUEL’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARI LY SPECULATIVE, HL AND FUSION FUEL BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HI GHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GR EAT ER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS PRESENTATION SHOULD NOT BE REGARDED AS AN INDICATION THAT HL AND FUSION FU EL, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS. NEITHER HL NOR FUSION FUEL UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD - LOOKING STATEMENTS, WHETHER AS A RESULT OF N EW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE FUSION FUEL’S ABILITY TO E XEC UTE ON ITS BUSINESS PLAN, THE DEMAND AND MARKET FOR ALTERNATIVE ENERGY AND FUSION FUEL’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS IN CLU DE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTH ER CLOSING CONDITIONS. NEITHER HL NOR FUSION FUELMAKES ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINE D I N THIS PRESENTATION. THIS PRESENTATION IS NOT INTENDED TO BE ALL - INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN HL O R FUSION FUEL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN HL OR FUSION FUEL. THIS PRESENTATION SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THE RE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LA WS OF ANY SUCH JURISDICTION.

Executive Summary & Deal Overview

Fusion Fuel & HL Acquisitions: Business Combination Overview Business Combination: HL Acquisitions & Fusion Fuel 4 HL Acquisitions Corp (HCCH) • Nasdaq - listed SPAC raised $55mm in June 2018 • $54mm currently held in trust as of June 2, 2020 • Experienced Board & Management team o Four decades of experience o Deep energy backgrounds across multiple verticals o Broad Capital Markets experience • Extensive network of commercial & financial relationships • Proven investment track record Fusion Welcome – Fuel S.A. (Fusion Fuel) • An Emerging Leader in the Green Hydrogen Space • Unique & innovative hydrogen technology solutions, efficiently tailored for industrial applications o Proprietary electrolyzer technology, with multiple points of 3 rd party validation o Existing CPV manufacturing capabilities, expertise, & track record o Robust project pipeline o Local content advantage • Management team with decades of combined experience in the clean energy sector

Fusion Fuel & HL Acquisitions: Business Combination Overview 5 HL Acquisitions & Fusion Fuel: Transaction Overview (in millions) 1 Illustrative Pro - Forma Ownership² Pro - Forma Valuation² 1. Assuming no shareholders exercise redemption rights 2. Based on primary shares outstanding; excludes 9,875,000 outstanding HL warrants with a strike price of $11.50 per share, and 1,137,000 Class A ordinary shares and 1,137,000 warrants in potential earnout consideration to be issued to current Fusion Fu el shareholders contingent upon execution of HPAs and other related milestones 3. Assuming the combined value of one Class B ordinary share and one warrant to purchase Class A ordinary shares to be issued to Fu sion Fuel shareholders is equal to €10.73 and a Euro/US$ exchange rate of $1.13/1 € 4. Based on the current redemption 5. Includes $1.7m of sponsor credit to be repaid upon transaction close Current Redemption Price 4 $10.56 PF Shares Outstanding 9.2 Implied Equity Value $97 Plus: Net Debt $0 Enterprise Value $97 HL Public Shareholders 63.2%, 5.79M Shares HL Sponsor Shareholders 13.6%, 1.25M Shares Existing Fusion Fuel Shareholders 23.2%, 2.13M Shares Uses Sources Parent Securities to Fusion Fuel at Closing 3 $26 Estimated Cash Held in Trust $54 Estimated Cash Contributed from Balance Sheet $0 Total Sources $80 Equity Consideration to Existing Fusion Investors 3 $26 Cash to Existing Fusion Investors $0 Cash for Growth & Corporate Purposes $47.5 Estimated Transaction Costs $6.5⁵ Total Uses $80

Fusion Fuel & HL Acquisitions: Business Combination Overview 6 Recent Highlights Recent Developments: Global Hydrogen Recent Developments: Fusion Fuel • Designation From Portugal’s National Innovation Agency o The Portuguese National Innovation Agency recognized Fusion Fuel as a Company of Competence in Research & Development. o Specific designation opens access to Portugal’s R&D tax credit program (SIFIDE), among others. • Strategic Partnership with Climate Change Ventures o Fusion Fuel announced a strategic partnership with Climate Change Ventures (CCV) to develop Green Hydrogen projects in Southern Europe & North Africa. o CCV advises & finances disruptive climate change solutions. Projects under consideration include utility - scale Green H2 facilities in Morocco , Greece & Croatia . • Participation in Portugal’s IPCEI Program o In July 2020, Fusion Fuel was shortlisted within Portugal’s Hydrogen IPCEI 1 program for EU submission. o Submission included Evora & Sines projects , additional manufacturing capacity, and next - gen DC - PEHG technology for production during off - peak solar irradiation. • The European Commission unveiled its Hydrogen strategy, announcing that it targets the installation of 40 GW of electrolyzer capacity and 10 mm tons by 2030 . 2 • Spain introduced its Hydrogen roadmap, outlining 57 measures to support Green Hydrogen development, including 4 GW of electrolyzer capacity by 2030 . 3 • Portugal received 74 expressions of interest in its IPCEI hydrogen program, selecting 37 projects representing ~€ 9 bn of total investment • The UK launched a Hydrogen Advisory Council, co - chaired by Shell’s UK country chair, among others to accelerate its decarbonization efforts . • Hyundai announced it will ship the first 50 units of its XCIENT fuel cell heavy - duty truck to Europe in 2020 and plans to roll out a total of 1 , 600 trucks by 2025 . 1. IPCEI: Important Projects of Common European Interest 2. “A hydrogen strategy for a climate - neutral Europe” July 2020 3. “Hoja de Ruta del Hidrógeno ” July 2020

Fusion Fuel & HL Acquisitions: Business Combination Overview Executive Summary: HL Acquisitions & Fusion Fuel 7 The merger’s earnout incentive reinforces alignment and helps manage risk by tethering commercial progress to deal economics, while also supporting long - term growth. Fusion Fuel’s proprietary technology potentially enables ultra - competitive Green Hydrogen production – creating a truly unique and streamlined value proposition for its customers and investors alike. Green Hydrogen continues to gain momentum, as active government support and decarbonizing trends are creating significant tailwinds, particularly for hydrogen and natural gas mixing. Fusion Fuel has an early mover advantage within the emerging Green Hydrogen market, with a clear and visible commercial ramp – grounded in existing industrial dynamics. Fusion Fuel’s focus on European markets, with locally sourced production and significant institutional knowledge, creates meaningful competitive advantages and the potential for outsized returns. The potential capital from HL’s merger with Fusion Fuel would accelerate its speed to market , helping to quickly establish its footprint in the rapidly expanding European market.

Market Overview

Fusion Fuel & HL Acquisitions: Business Combination Overview A Massive Addressable Market 9 1. The Future of Hydrogen, IEA, June 2019 – 70mt per annum. 2. Hydrogen Roadmap Europe: A Sustainable Pathway for the European Energy Transition; FCH JU, 2019 EU Hydrogen Consumption Expected To Grow by 2 - 7x … Only 2% Of Production Currently Comes From Electrolysis 2 The Global Hydrogen market has grown to nearly € 150 bn per year 1 Problem : Nearly all hydrogen is produced from hydrocarbons, accounting for ~ 6 % of total natural gas consumption … … which has positioned legacy hydrogen production among the world’s largest sources of CO 2 emissions at ~ 830 mt/year¹ Solution : Green Hydrogen – made from renewables with virtually no CO 2 – is the key for unlocking Hydrogen’s long - term potential, and a significant driver toward meeting CO 2 reduction targets Hydrogen Demand Is At An Inflection Point 0 10 20 30 40 50 60 70 80 Base Case Bull Case Base Case Bull Case 2015 2030 2050 MT/Year Roadmap For EU Hydrogen Deployment² Power Generation Buffering Transportation Heating & Power For Buildings Industrial Energy New Industry Feedstock Existing Industry Feedstock

Fusion Fuel & HL Acquisitions: Business Combination Overview 10 Why Green Hydrogen? Hydrogen Supply Blue vs. Green Decarbonization Holy Grail Emerging Policy Focus • Recent innovations allow for hydrogen to be produced as Blue or Green Hydrogen • Blue Hydrogen is obtained through carbon capture & storage, which can reduce up to 90% of carbon emissions, but at costs 30 - 40% higher than brown hydrogen 2 • Green Hydrogen is produced through water electrolysis powered by renewable electricity, which reduces ~100% of direct carbon emissions, but at costs that have historically been uncompetitive • Hydrogen is increasingly viewed as a key pillar in emissions reduction strategies, and is a focus point as major economies drive green investments • Hydrogen has the potential to supplement or displace hydrocarbons in transportation, heavy industry, and other applications that have proven to be notoriously difficult to decarbonize • Demand for hydrogen is substantial. However, there is virtually no naturally occurring elemental hydrogen • Nearly all hydrogen consumed today is Brown Hydrogen — produced from fossil fuels that produce significant CO 2 emissions (i.e. 9 tons of CO 2 /ton of hydrogen 1 ) • Nearly all of the world’s hydrogen today is consumed by two industries, oil refining and ammonia production • Green hydrogen has been earmarked by the European Commission as a priority area • Over the past year, several governments, including Germany, Britain, Australia, Portugal and Japan, have announced hydrogen strategies • Green Hydrogen is also poised to play a critical role in programs aimed at stimulating the economy following the global health crisis (e.g. the European Green Deal) 1. Hydrogen Production via Steam Reforming with CO 2 Capture; International Conference on Safety and Environment in the Process Industry 2. The Future of Hydrogen, IEA, June 2019

Fusion Fuel & HL Acquisitions: Business Combination Overview Government Support For Green Hydrogen 11 Adding A 10% Green Hydrogen Mix To Europe’s Imported Natural Gas Represents An €11B/year opportunity 7 Natural Gas – Imports Overview ( bcm )¹ 1. 2018 Natural Gas Imports bcm , 2018; McKinsey & Company, Energy Insights EU Pipeflow 2. Portugal’s National Hydrogen Strategy (EN - H2), May 2020 3. Decarbonising the Gas Network; Parliamentary Office of Science & Technology 4. Hydrogen Roadmap and Industrial Development in France, June 2019 European Potential: Hydrogen & Nat Gas Mixing 5. Germany’s National Strategy for Hydrogen, June 2020 – refers to 14TWh of Green H 2 6. European Green Deal Recovery Package, European Commission, May 2020 7. Using a €3 p/kg price for Green Hydrogen and 0.082 kg per m 3 of H 2 for 450bcm Europe imports 400 - 500 bcm of natural gas each year . Mixing Green Hydrogen into those gas networks is an increasingly viable tool to meet decarbonization goals and represents a significant source of long - term hydrogen demand . 1 Current Hydrogen plans and Natural Gas Mixing Targets : • Portugal: 10 - 15% mix by 2030 & 350k tons/year of Green Hydrogen production by 2030 2 • UK: 3 - 20% parliamentary recommended mix 3 • France: 10% mix by 2030 4 • Germany: +10% mix, ~420k tons/year of Green Hydrogen production by 2030 5 • European Commission: 1.0m ton clean hydrogen production target, €30B earmarked tech development 6

Fusion Fuel & HL Acquisitions: Business Combination Overview Immediate Opportunities & Long - Term Growth 12 € 18bn Secondary Addressable Market € 250bn Global Addressable Market Fusion Fuel’s Local Market Should Drive Substantial Growth, With Scalable Opportunities Across Southern Europe & MENA € 900m Local Addressable Market Note: Addressable Market calculation includes current H 2 consumption (refineries, ammonia producers, etc.) + the goal of mixing 10% of natural gas consumption with Green Hydrogen. The 10% natural gas was calculated using 10% of natural gas volumes as hydrogen and converted into kgs at 0.082kg per m3, and us ing a value of €3 per H2 Source: Fusion Fuel Management estimates Portugal Spain Morocco France Italy Greece

Fusion Fuel & HL Acquisitions: Business Combination Overview Significant Local Content Advantages 13 Fusion Fuel Has Already Been Named In Portugal’s National Hydrogen Strategy As A Strategic Technology Provider Portugal’s Hydrogen Strategy Green hydrogen is a key pillar of Portugal’s decarbonization strategy, and the new economic ecosystem it plans to build the green hydrogen value chain . Strategy calls for a gradual green hydrogen production ramp to 350 ktons/year by 2030 . Fusion Fuel’s production targets represent less than 10 % of the national objective – providing significant room for further growth . Fusion Fuel seeks to be a leader in this new, local industrial sector – expanding local production capacity to meet Portugal’s strategic vision, while potentially participating in one of Europe’s flagship Hydrogen projects, Green Flamingo . Several of Fusion Fuel’s projects are referenced explicitly within the government’s strategic roadmap . Portugal’s 2030 Hydrogen Targets 1 H 2 in natural gas grid distribution of total final consumption fuel replacement in road transportation H 2 fueling stations electrolyzer capacity installed replacement of natural gas with H 2 in Industry investment into the production of H 2 reduction in natural gas imports subsidies and incentives 1. Portugal’s National Hydrogen Strategy (EN - H2), May 2020

Fusions Fuel: Company Details

Fusion Fuel & HL Acquisitions: Business Combination Overview Fusion Fuel’s Business & Strategy Fusion Fuel Has Redesigned The Initial Stages Of The Hydrogen Value Chain To Efficiently Utilize CPV Waste Heat… Source: Fusion Fuel Management estimates 15 CPV Solar Tracker MagP Product (exclusive to Fusion Fuel) Photon Electrochemical Hydrogen Generator Fusion Fuel’s electrolyzer Hydrogen Tanks Open market products Vision Emerging Leader : Become a major player in the global hydrogen economy over the next 10 years Mission : To enable meaningful emissions reductions through viable economic means Business Lines Technology : Produce & sell Green Hydrogen generators Project Development : Deliver & operate Hydrogen facilities, utilizing our existing experience & footprint Strategy Fusion Fuel’s Core Technology Phase I : Develop a technology & project pipeline in Southern Europe and MENA Phase II : Methodically expand to high solar irradiation locations, e . g . USA, Australia, Middle East, etc .

Fusion Fuel & HL Acquisitions: Business Combination Overview 16 Fusion Fuel Strategy & Business Lines Technology Provider of Green Hydrogen Technology • Sell and Install Fusion Fuel hydrogen generators to customers seeking to operate and own Green Hydrogen facilities • Develop and sell Green Hydrogen plants for gas or electrical applications • Remote tracking and monitoring of hydrogen generator performance, and maintenance flagging Project Development Plant Operator & Seller of Green Hydrogen • Develop and finance Green Hydrogen plants by selling Green Hydrogen to customers across the utility, refining, ammonia, and industrial sectors • Development based on long - term contracts (HPAs), creating visible and secure cashflow . • Owner & Operator of Green Hydrogen infrastructure assets Business & Strategy Fusion Fuel will sell its proprietary technology via hydrogen generators, while also developing its own Green Hydrogen projects underwritten by long - term Hydrogen Purchase Agreements (HPAs) with high - quality counterparties Phase I: Focus on Southern Europe & MENA, Phase II: Thoughtful Global Expansion

Fusion Fuel & HL Acquisitions: Business Combination Overview 17 Fusion Group History Concentrated Photovoltaic Fusion Group, and its predecessor companies specialized in the creation of CPV solar solutions • Over 20 solar CPV plants installed throughout Europe and MENA . • Over time became the leading CPV solar solution provider in Europe . • Developed relationships with key stakeholders throughout the energy, regulatory, and commercial spheres . 2008 – 2018 2018 – 2020 2020 Fusion Fuel Go - Live Fusion Fuel is ready to bring its proprietary technology to the market • Fusion Fuel’s Hydrogen generator has been developed and tested . • External Hydrogen purity testing from the hydrogen generator has been done and purity confirmed for all major industrial purposes and Fusion Fuel key markets • First Hydrogen plant designed, and project plans have been submitted to the Portuguese Government, including the application for an innovation grant for the development of this first project . • Business development commences for projects in Southern Europe and MENA . Fusion Fuel Launched Fusion Fuel is created to pursue Green Hydrogen R&D • Fusion Fuel begins development of an alternative to Brown Hydrogen, with the goal of minimizing the associated carbon footprint, and to provide a market solution for meeting emissions reduction targets . • Starting with the principle of recovering waste heat from the solar energy conversion process, Fusion Fuel began to explore possibilities to use this energy to generate Green Hydrogen . • Fusion Fuel’s technology and concept is externally validated by the technology department from Lisbon’s Instituto Superior de Técnico .

Fusion Fuel & HL Acquisitions: Business Combination Overview Fusion Fuel Executives & Directors 18 Joao Teixeira Wahnon – Head of Business Development at Fusion Fuel 16 years experience in renewable energy project development, has overseen negotiations of more than € 500 m in renewable projects ; background in Civil Works Contracting, and was previously Construction Director of the Somague Group ; Degree in Civil Engineering Frederico Figueira de Chaves – Chief Financial Officer of Fusion Fuel Managing Partner of KFH Investments . Previously held various Managing Director roles in his 13 years at UBS AG in Asset Management and UBS AG Group Pedro Falcão e Cunha – Chairman of Fusion Fuel Previously CEO of Somague Environmental Group, the largest private company operating environmental infrastructure in Portugal . Managed Somague's activities in Macau and before that was a Lecturer on Hydraulics at Instituto Superior Técnico, one of Europe's leading engineering universities Jaime Silva – Chief Technology Officer of Fusion Fuel 13 years experience leading companies in the solar energy sector ; inventor of several proprietary technologies in the renewable energy space ; previously had 17 years experience as serial entrepreneur in the technology space ; Degree in Electrical Engineering, Masters in Management and in Telecommunications

Fusion Fuel & HL Acquisitions: Business Combination Overview Head Start: Exclusive Production Capacity Agreement 19 Fusion Fuel’s Electrolyzer Attaches To CPV Modules Already Produced By MagP , Limiting Early - Stage Production Risks MagP Inovação Installations, Portugal Immediate Access to Production • Fusion Fuel has an exclusive production agreement with MagP Inovação ( MagP ) to be able to deliver on its project pipeline through ~ 2023 • MagP has constructed and installed 20 + solar plants around the world, performing daily tracker performance monitoring with 98 % up - time over the past 10 - years • MagP’s 20 , 000 m 2 production facility in Portugal currently has an annual production capacity of 700 trackers, representing ~ 700 tons of Green Hydrogen per annum • Core technology, coupled with an exclusive production capacity , is a significant competitive advantage that reduces the early - stage risks – particularly as these challenges can be early barriers in the sector’s development

Business Model

Fusion Fuel & HL Acquisitions: Business Combination Overview 0 2 4 6 8 0 2 4 6 8 Natural Gas Coal Natural Gas W/ CCUS Renewables $/kg $/kg Target Production Cost¹ (Brown Hydrogen) (Blue Hydrogen) (Green Hydrogen) (Green Hydrogen) (Brown Hydrogen) Hydrogen Production Costs Fusion Fuel Enables Ultra - Competitive Green Hydrogen Production That’s ~50 - 80% Cheaper Vs Existing Solutions 1 1) Ultimate cost is dependent on location / quality of solar irradiance (i.e., DNI between 1800 – 2700) Source: The Future of Hydrogen, IEA, June 2019, Fusion Fuel Management estimates 21

Fusion Fuel & HL Acquisitions: Business Combination Overview 22 Technology Selling Green Hydrogen Generators Will sell hydrogen generators to Refineries, Ammonia Producers and Natural Gas Distributors, and others Fusion Fuel’s Technology business also intends to supply its product development – using the Green Hydrogen Generators for its own Green H 2 plants Portugal – ongoing discussions to close the following strategic projects for Fusion Fuel • Evora – First full - scale Hydrogen Plant • Portugal’s Hydrogen Strategy – Sines 1 - 5 / Green Flamingo Projects (see project slide) Rest of Europe – France, Spain and Greece • Continued discussions with strategic players, and existing customers MENA – Morocco • Continued discussions with strategic players Project Development Plant Development & Operation Intends to develop own facilities, selling Hydrogen to Refiners, Ammonia Producers, Natural Gas Distributors, Infrastructure asset managers, or others Projects to be underwritten by hydrogen sold through long - term purchase price agreements (HPAs) Portugal – ongoing discussions to close the following strategic projects and HPAs • Sines 1 - 5 • H 2 production plants to supply hydrogen fueling stations for ground transportation MENA – Morocco • Preliminary discussions with strategic players for co - investment opportunities, HPAs Multiple Business Pipelines

Fusion Fuel & HL Acquisitions: Business Combination Overview Initial Project Overviews Evora Project A Green Hydrogen Utility Scale Demonstrator , using Fusion Fuel’s technology to produce Green Hydrogen . It has two phases and a total of 55 Hydrogen Generators : 1. 40 Hydrogen Generators to produce Green Hydrogen to affirm Solar to Hydrogen efficiency rate of 26 . 8 % at the DC - PEHG level on a large - scale 2. 15 Hydrogen Generators to contribute to local hydrogen storage testing Location : Evora, Portugal Commercialization Progress : Expected to be supported by an innovation grant, negotiations ongoing with Hydrogen off - taker Potential EBITDA Contribution : NM – demonstrator project Date Of First Revenue (Approx . ) : H 2 2020 23 Sines Project 5 projects, each with a 25 - year lifespan, installed from 2021 - 2025 , 15 - year HPAs, to be owned/operated by Fusion Fuel : Sines 1 : 1 k tons (~ 1 k generators) Potential EBITDA¹ : € 3 m/year Sines 2 : 3 k tons (~ 2 . 6 k generators) Potential EBITDA : € 8 m/year Sines 3 : 5 k tons (~ 4 . 3 k generators) Potential EBITDA : € 12 m/year Sines 4 : 8 k tons (~ 6 . 9 k generators) Potential EBITDA : € 17 m/year Sines 5 : 10 k tons (~ 8 . 6 k generators) Potential EBITDA : € 17 m/year Location : Sines, Portugal Commercialization Progress : In discussions with natural gas distributors, network and government stakeholders Date Of First Revenue (Approx . ) : H 1 2021 1. Projections are based on the financial and business model of Fusion Fuel management, constitute “forward - looking statements” an d involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers on slide 2 of this presentation. Source: Fusion Fuel Management estimates

Fusion Fuel & HL Acquisitions: Business Combination Overview Fusion Fuel Project Timelines 1. Sines timeline is illustrative. Firm schedules are pending continued development w/ potential stakeholders. Completion and cl osi ng of both projects is still pending Source: Fusion Fuel Management estimates 24 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 2022+ Land Preparation Foundation Civil Construction Commissioning Trackers Installation Pipe & Grid Connections DC-PEHG Installation Plant Tests Independent Auditing & Performance Reports Operation Land Preparation Trackers Installation Operation Construction Installation Others Evora Sines One¹

Fusion Fuel & HL Acquisitions: Business Combination Overview Growth Driver in Portugal: The Sines Project 25 2021 2022 2023 2024 2025 Cumulative Project Name Sines 1 Sines 2 Sines 3 Sines 4 Sines 5 Sines 1 - 5 Concession Period 25 years 25 years 25 years 25 years 25 years 25 years Project Capacity 1,000 Tons / Year 3,000 Tons / Year 5,000 Tons / Year 8,000 Tons / Year 10,000 Tons / Year 27,000 Tons / Year HPA (Year 1 - 15) 1 3.45 €/Kg 2.95 €/Kg 2.75 €/Kg 2.40 €/Kg 1.90 €/Kg 1.90 €/Kg HPA (Year 16 - 25) 1 1.50 €/Kg 1.50 €/Kg 1.50 €/Kg 1.50 €/Kg 1.50 €/Kg 1.50 €/Kg Investment Required 22,955,980 € 56,383,206 € 87,803,458 € 131,356,076 € 153,639,160 € 452,137,882 € Equity 4,591,196 € 11,276,641 € 17,560,692 € 26,271,215 € 30,727,832 € 90,427,576 € Debt 18,364,784 € 45,106,565 € 70,242,767 € 105,084,861 € 122,911,328 € 361,710,306 € IRR LEVERED 26.40% 29.34% 29.26% 25.25% 17.83% 24.91% Payback Period 3.8 Years 3.4 Years 3.4 Years 4.0 Years 5.6 Years 4.0 Years Key Growth Driver - Sines Project: HPA Negotiations Ongoing With Portuguese Gov, Regulators & Stakeholders 1. HPA’s (Year 1 - 15) for 2021 and 2022 are currently being negotiated with the Portuguese Government, Regulator and relevant Stakeh olders. For the following years we assumed a market tendency based on the prices from other projects in Europe and the expectations for the Green Flamingo Project in Portugal Source: Fusion Fuel Management estimates In Negotiation In Pipeline

Fusion Fuel & HL Acquisitions: Business Combination Overview 26 Geographic Concentration & Strategy Fusion Fuel’s technology works at its optimal level in regions with high solar irradiation Over time, Fusion Fuel’s intention is to build out local business development platforms in regions that enable the production of renewable hydrogen at low costs, and where the addressable market size and commercial applications are most significant • Phase I : Current pipeline is focused on Southern Europe and Northern Africa • Phase II : High solar radiation locations around the world, e . g . USA, Australia, Middle East, etc . Hydrogen Production Potential by Geography Fusion Fuel Geographic Strategy

Financial Overview

Fusion Fuel & HL Acquisitions: Business Combination Overview 28 Fusion Fuel: Baseline Model Projections 1 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 0 50 100 150 200 250 300 2020E 2021E 2022E 2023E 2024E Margin % MM € Sales EBITDA Net Income Gross Margin EBITDA Margin As Fusion Fuel Ramps Production, It Expects Significant Revenue, EBITDA, & Income Growth 1. Projections are based on the financial and business model of Fusion Fuel management, constitute “forward - looking statements” an d involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers on slide 2 of this presentation. Source: Fusion Fuel Management estimates

Fusion Fuel & HL Acquisitions: Business Combination Overview 29 Business Plan¹ • Technology revenue stemming from related projects could start as soon as 2020 , with the potential commencement of the Evora project. • Project Development revenue is projected begin in 2021, with related revenue streams beginning in ~2022, and continuing for +20 years. • Total projected revenue by 2025 of ~€300m, with EBITDA margins potentially beyond 30% • Business plan requires suppliers and production facilities keep up with projected growth rate: o Current production partner has committed to deliver 4,250 generators from 2020 - 2023 o Product design changes being pursued to further increase scalability of production Notes 1. Projections are based on the financial and business model of Fusion Fuel management, constitute “forward - looking statements” an d involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers on slide 2 of this presentation. Source: Fusion Fuel Management estimates € '000s 2020E 2021E 2022E 2023E 2024E 2025E Technology Revenues 4,586 27,685 85,950 156,633 241,164 247,884 Project Development Revenues - - 3,450 12,321 26,144 45,499 TOTAL REVENUES 4,586 27,685 89,400 168,953 267,308 293,383 % Growth 504% 223% 89% 58% 10% COGS -3,957 -21,099 -63,795 -105,706 -155,164 -163,798 GROSS MARGIN 629 6,585 25,605 63,247 112,144 129,585 (%) 14% 24% 29% 37% 42% 44% SG&A -112 -891 -3,004 -5,804 -9,565 -12,357 Personnel -496 -2,657 -4,394 -5,153 -5,153 -5,153 EBITDA 21 3,037 18,206 52,289 97,425 112,074 (%) 0% 11% 20% 31% 36% 38% Depreciation -558 -1,805 -3,939 -7,912 -12,909 -20,083 EBIT -537 1,232 14,267 44,377 84,516 91,991 Financial result - - -459 -1,561 -3,228 -5,666 EBT -537 1,232 13,808 42,816 81,288 86,325 Tax 113 44 -3,418 -11,272 -22,814 -24,325 -424 1,276 10,390 31,544 58,474 62,000 KEY INCOME DRIVERS Hydrogen Generators 55 1,130 4,722 9,303 15,485 17,207 NET INCOME

Valuation & Comps

Fusion Fuel & HL Acquisitions: Business Combination Overview 3.1x 0.3x 5.8x 7.0x 2.3x 7.7x 3.4x 21.7x 25.0x 45.1x 0x 5x 10x 0x 5x 10x EV/Sales EV/Sales 31 Public Valuation Comps 1. Assuming ~$97MM EV and net sales of ~$30MM in 2021 and ~$300MM in 2024 Source: FactSet, Fusion Fuel Management estimates Fusion Fuel EV/Sales Multiples Compare Favorably To Its Public Peer Group 2021E¹ 2024E¹

Fusion Fuel & HL Acquisitions: Business Combination Overview 3.1x 1.0x 0.5x 0.3x 0x 2x 4x 6x 8x 10x 12x 2021 2022 2023 2024 EV/Sales Fusion Fuel 11.1x 2.4x 1.0x 2021 2022 2023 2024 Nikola & VectoIQ 4.1x 1.6x 8.6x 2.6x ITM & Linde² NEL Hydrogen & Diagenic ASA³ CMI & Hydrogenics⁴ NEL & Proton OnSite⁵ 32 Fusion Fuel: Pro Forma Deal - Based Valuation Comps 1. Assuming baseline model execution, ~3.9x average comps, 10% discount rate, ~9.2MM outstanding shares, and USD/EUR exchange ra te ~1.1 2. FY+1 Sales (2020 - including revenue under negotiation) 3. FY+1 Sales (2014) 4. FY - 1 Sales (2018) 5. FY - 1 Sales (2016) Source: FactSet, Company filings, Fusion Fuel Management estimates Implied Equity Valuation ~$475MM ( ~ $50 /share )¹ Fusions Fuel: Exposure To Secular Hydrogen Growth, Significant Competitive Advantages, At A ~70% Discount

Fusion Fuel & HL Acquisitions: Business Combination Overview 33 Valuation Sensitivity Analysis 1,2 Implied Equity Value Per Share ($) Multiple 7.0x 8.0x 9.0x 10.0x 11.0x 12% $40 $46 $52 $58 $64 11% $42 $48 $54 $60 $66 10% $43 $50 $56 $62 $68 9% $45 $52 $58 $64 $71 8% $47 $53 $60 $67 $74 Discount Rate Implied Equity Value Per Share ($) 2024 EBITDA -20% -10% 0% 10% 20% 12% $42 $47 $52 $57 $62 11% $43 $49 $54 $59 $65 10% $45 $50 $56 $62 $67 9% $46 $52 $58 $64 $70 8% $48 $54 $60 $66 $72 Discount Rate Implied Equity Value Per Share ($) 2024 EBITDA -20% -10% 0% 10% 20% 7.0x $35 $39 $43 $48 $52 8.0x $40 $45 $50 $55 $60 9.0x $45 $50 $56 $62 $67 10.0x $50 $56 $62 $68 $75 11.0x $55 $62 $68 $75 $82 Multiple Implied EV ($MM) Multiple 7.0x 8.0x 9.0x 10.0x 11.0x 12% $372 $426 $479 $532 $585 11% $386 $441 $496 $552 $607 10% $400 $458 $515 $572 $629 9% $415 $475 $534 $593 $652 8% $431 $492 $554 $615 $677 Discount Rate Execution & EBITDA Upside Could Eventually Support A Valuation Of +$50/Share … +5x Its Current Value 1. Assumes USD/EUR exchange rate ~1.1, Shares outstanding ~9.2MM, 2024e EBITDA ~€75MM 2. Projections are based on the financial and business model of Fusion Fuel management, constitute “forward - looking statements” an d involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaime rs on slide 2 of this presentation. Source: FactSet, Fusion Fuel Management estimates

Transaction Details

Fusion Fuel & HL Acquisitions: Business Combination Overview 35 Sources & Uses Overview (in millions) 1 Specific Capital Uses 1. Assuming no shareholders exercise redemption rights 2. Assuming the combined value of one Class B ordinary share and one warrant to purchase Class A ordinary shares to be issued to Fu sion Fuel shareholders is equal to €10.73 and a Euro/US$ exchange rate of $1.13/1 € 3. Includes $1.7m of sponsor credit to be repaid upon transaction close • Primary: Project Investment in Evora & Sines 1 - 5 • Expanding Production Capacity Footprint • Project Development In Southern Europe & MENA • General Corporate Purposes (incl. R&D) Uses Sources Parent Securities to Fusion Fuel at Closing 2 $26 Estimated Cash Held in Trust $54 Estimated Cash Contributed from Balance Sheet $0 Total Sources $80 Equity Consideration to Existing Fusion Investors 2 $26 Cash to Existing Fusion Investors $0 Cash for Growth & Corporate Purposes $47.5 Estimated Transaction Costs $6.5 3 Total Uses $80

Fusion Fuel & HL Acquisitions: Business Combination Overview 36 • Implied Equity Value of $ 96 . 7 million¹ • HL shareholders will retain 77 % of the outstanding shares of the successor company after closing the transaction² • Current Fusion Fuel shareholders will roll 100 % of their holdings • Fusion Fuel owners to receive 2 , 125 , 000 Class B ordinary shares³ and warrants to purchase 2 , 125 , 000 Class A ordinary shares with an assumed combined value of € 10 . 73 for one Class B ordinary share and one warrant • Fusion Fuel owners can earn a contingent consideration of up to 1 , 137 , 000 Class A ordinary shares and warrants to purchase 1 , 137 , 000 Class A ordinary shares based on the net present value of Hydrogen Purchase Agreements (HPAs) executed with qualified counterparties by or before June 30 , 2022 (with a combined value of one Class A ordinary share s and one warrant at € 10 . 73 ) • Closing is conditioned on HL having net cash proceeds at closing in excess of € 22 . 8 million (calculated after redemptions, repayment of sponsor loans and payment of all transaction costs, and including any financing) • Primary uses of proceeds : Capital Project development, expanded production capacity for Fusion Fuel’s proprietary technology, and new market development • The transaction is expected to be consummated during 3 rd Quarter 2020 HL Acquisitions & Fusion Fuel: Deal Details 1. Based on 9,161,251 shares outstanding, excluding 9,875,000 outstanding warrants with a strike price of $11.50 per share, and 1,1 37,000 Class A ordinary shares and 1,137,000 warrants that may be issued in potential earnout consideration, and current redemption price of $10.56 per share. 2. Assuming no redemptions from trust account. Based on primary shares outstanding as described in Note 1 above. 3. Class B ordinary shares have same economic rights as Class A ordinary shares but grant Fusion Fuel shareholders protective pr ovi sions and effective Board control until Class B ordinary shares automatically convert into Class A ordinary shares in December 2023.

Fusion Fuel & HL Acquisitions: Business Combination Overview 37 • A significant component of Fusion Fuel’s consideration is a contingent payment that incentivizes management to deliver on robust business development targets and ensures alignment between HL shareholders and the owners of Fusion Fuel • The contingent consideration is earned as the company achieves different milestones, based on significant commercialization, financing, and operational benchmarks – all of which serve to de - risk the company and unlock value for shareholders • Assuming the full earnout is awarded to Fusion Fuel owners, their ownership of the merged company would be 30 . 6 % on a fully - diluted basis 1 The Deal’s Earnout Incentive Ensures Alignment 1. Assuming no redemptions from trust account. Based on primary shares outstanding; includes 11,012,000 outstanding warrants wit h a strike price of $11.50 per share.

Takeaways

Fusion Fuel & HL Acquisitions: Business Combination Overview Executive Summary & Financial Projections (MM €)¹ Vision Unique IP & Cost Advantage Diverse Revenue Model Extensive Managerial Expertise Fusion Fuel’s electrolyzer produces Green Hydrogen significantly cheaper than the 3 . 5 – 7 . 5 €/kg from conventional competitors Project Development : Selling hydrogen into natural gas networks, clean transportation fuels, and other markets Technology : Selling proprietary technology to end users to produce Green Hydrogen The Fusion Fuel Management estimates team possesses 40 + years of collective experience and a successful track record in the energy and environmental infrastructure sector To become one of the major players in the global hydrogen economy over the next 10 years To enable meaningful emissions reductions through viable economic means Fusion Fuel Executive Summary 39 0 50 100 150 200 250 300 0 50 100 150 200 250 300 2020E 2021E 2022E 2023E 2024E MM € MM € Year Revenue Project Development Technology Sold To FF Projects Technology Sold To 3rd Parties 0 20 40 60 80 100 120 0 20 40 60 80 100 120 2020E 2021E 2022E 2023E 2024E MM € MM € Year EBITDA Project Development Technology Sold To FF Projects Technology Sold To 3rd Parties 0 20 40 60 80 0 10 20 30 40 50 60 70 2020E 2021E 2022E 2023E 2024E MM € MM € Year Net Income 1. Projections are based on the financial and business model of Fusion Fuel management, constitute “forward - looking statements” an d involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers on slide 2 of this presentation. Source: Fusion Fuel Management estimates

Fusion Fuel & HL Acquisitions: Business Combination Overview Investment Highlights 40 The Deal’s Earnout Incentive Ensures Alignment Solid Management Track Record , With Existing Expertise & Production Footprint A Growth Driver In Their Own Backyard: The Sines Project Proprietary Technology Enabling Ultra - Competitive Green Hydrogen Governments Actively Supporting A Decarbonized Hydrogen Industry Massive Addressable Market , With A Significant & Visible Commercial Ramp Significant Local Content Advantages

HL Acquisitions Overview

Fusion Fuel & HL Acquisitions: Business Combination Overview HL Acquisitions Key Leadership Team 42 Rune Magnus Lundetrae – Independent Director Mr . Lundetrae served as Deputy Chief Executive Officer and Chief Financial Officer of Borr Drilling Ltd . from its inception in December 2016 through December 2019 . From August 2015 to December 2016 , Mr . Lundetrae was a Managing Director and Head of Oil Services of DNB Markets, the investment banking subsidiary of DNB, Norway’s largest financial services group . From 2012 to June 2015 , he served as Chief Financial Officer of Seadrill Ltd, the world’s largest offshore driller . Ajay Khandelwal – Independent Director Since December 2017 , Mr . Khandelwal has served as the Chief Executive Officer of Chi Energie Private Limited, an LNG logistics and distribution business . From 2013 to September 2017 , he served as President (Petroleum and Production) of Reliance Industries Limited . From 2010 to 2013 , he served as CEO of Jubilant Energy, an E&P company based in India . From 2006 to 2009 , he served as an investment advisor to the family office of John Fredriksen , one of the world’s largest owners of shipping and oilfield services businesses . From 2001 to 2006 , he served in several positions with Shell International, most recently as Lead Investment Finance Advisor, focusing on LNG business development and upstream M&A . Jeffrey Schwarz – Chairman & CEO Mr . Schwarz is the co - founder of Metropolitan Capital Advisors, Inc . , a New York - based hedge fund founded in 1992 . He served as Metropolitan’s Chief Investment Officer from the firm’s inception until his retirement in 2012 . Since 2012 , Mr . Schwarz has served as the Managing Member of Metropolitan Capital Partners V LLC, the investment vehicle of the Schwarz family office . He previously served as Chairman of the Board of Molopo Energy, Ltd . , and Director of Cyberonics , Inc . Mr . Schwarz is a graduate of the University of Pennsylvania’s Wharton School, summa cum laude, having received a BS in Economics and an MBA .

Fusion Fuel & HL Acquisitions: Business Combination Overview HL Acquisitions Leadership & Stakeholders 43 Jon Guss – Independent Director Mr . Guss joined Bogen Communications International in November 1997 as Chief Executive Officer . From 1994 to 2005 , he served on the Board of Directors of Alliant Techsystems, Inc . , a Fortune 500 defense contractor . Between 1981 and 1990 , he was a consultant with the Booz - Allen & Hamilton . He received an MBA with Distinction from the Harvard Graduate School of Business, and a Bachelor’s Degree in Economics, Phi Beta Kappa, from Reed College . Benjamin Schwarz – VP of Business Development Mr . Schwarz has served as VP of Business Development at HL Acquisitions since its inception . Prior to that, he spent two years working an engagement manager with Stratalis Group, a boutique strategy and innovation consultancy . He started his career as a consultant with Deloitte’s internal corporate strategy practice, where he worked from 2011 to 2018 . He received a Bachelor’s Degree in Science, Technology & Society, from the University of Pennsylvania . Primary Capital Providers ▪ Schwarz Family ▪ Joel Greenblatt (Founder and Co - CIO of Gotham Capital) ▪ Karen Finerman (CEO & Co - Founder of Metropolitan Capital Advisors, Panelist on CNBC’s Fast Money)

Appendix

Fusion Fuel & HL Acquisitions: Business Combination Overview Patent 1 – Already filled • Overall concept and approach to hydrogen production through CPV Patent 2, 3 & 4 – In preparation • These patents all relate to the proprietary developed electrolyzer which converts water (H 2 O) into H 2 and O 2 Further Competitive Advantages • The firm benefits from other proprietary knowledge and experience gained from over a decade of production optimization of CPV technology 45 Fusion Fuel IP Tracker with solar concentration and DC - PEHG Tracker including H 2 storage vessel Lens with an optical formula including grooves TIR (Total Internal Reflection) DC - PEHG Direct Coupling Photon Electrochemical Hydrogen Generator Fusion Fuel’s Proprietary electrolyzer > > > > > > > > > > > > > > > > > > > > > > > > Patents 2, 3, 4 Patent 1 – Already filed • Overall concept and approach to hydrogen production through CPV Patent 2, 3 & 4 – In preparation • Patents all relate to elements of the proprietary developed electrolyzer which converts water (H 2 O) into H 2 and O 2 Further Competitive Advantages • Fusion Fuel benefits from other proprietary knowledge and experience gained from over a decade of production optimization of CPV technology Source: Fusion Fuel Management

Fusion Fuel & HL Acquisitions: Business Combination Overview 46 Efficiency Comparison: DC - PEHG vs. Centralized Electrolyzer Cell voltage volts/cell 1.65 1.75 Voltage Efficiency % LHV 74.5% 70.3% Dryer Loss % of gross H 2 3% 3% Total Stack Energy Usage per mass H 2NET kWh elec /kg Net H2 46.42 49.23 Power Inverter Efficiency % NA 94% Inverter Electrical Load kWh elec /kg Net H2 NA 2.95 Dryer Thermal Load kWh therm /kg Net H2 0.34 0.34 Dryer Efficiency kWh elec /kWh therm 3.67 3.67 Dryer Electrical Load kWh elec /kg Net H2 1.25 1.25 Misc Electrical Load kWh elec /kg Net H2 NA 1.2 Total BOP Electrical Load kWh elec /kg Net H2 1.25 5.40 Stack Electrical Usage kWh elec /kg H2 46.42 49.23 BOP Electrical Usage kWh elec /kg H2 1.25 5.40 kWh elec /kg Net H2 47.7 54.6 NA - Not Applicable Centralized Electrolyser Fusion Fuel DC-PEHG Stack Electrical Usage Electrolyser Efficiency Calculations Basis for Assumptions for centralized electrolyser Based on literature and industry input (assuming 1.5A/cm 2 current Equation: 1.23/cell voltage. The 3% Dryer loss comes from industry input ("3-4%"). Summary Total System Electral Usage per mass net H 2 Permeation Loss % of gross H 2 0.7% 0.7% Based on industry input. Based on 33.33 kWh/kg H 2 Based on industry input. Based on Hysys Simulation. Based on industry input for the ratio of net electrical energy for the chiller Based on industry input for current. BOP Loads Source: NREL, Fusion Fuel Management

Fusion Fuel & HL Acquisitions: Business Combination Overview 47 Capex / kW Comparison: DC - PEHG vs. Centralized Electrolyzer 116 € 385 € 41% NA 94 € 10% NA 47 € 5% 56 € 56 € 6% NA 47 € 5% NA 188 € 20% NA 28 € 3% NA 47 € 5% NA 9 € 1% NA 38 € 4% 56 € 555 € 59% Uninstalled cost on centralized electrolyser Stack € / kW 116 € 385 € 41% BOP € / kW 56 € 555 € 59% € / kW 173 € 940 € 100% NA - Not Applicable Stacks Stacks BOP Hydrogen Gas Management System-Cathode system side Oxygen Gas Management System-Anode system side Electrolyser CAPEX (per KW) Item Breakdown- Other Item Breakdown-Assembly Labor Total BOP Summary Total CAPEX per kW Water Reacant Delivery Management System Thermal Management System Power Electronics Controls & Sensors Mechanical Balance of Plant-ss plumbing/copper cabling/Dryer valves... Fusion Fuel DC-PEHG Centralized Electrolyser Basis for assumptions for centralized electrolyser Source: NREL, Fusion Fuel Management

Fusion Fuel & HL Acquisitions: Business Combination Overview 48 Cost Comparison: Fusion Fuel vs. Comparable PV - based Hydrogen Production • The production of 500 tons of green hydrogen per annum with the traditional solar PV + centralized electrolyzer model would require a capex investment of €24.7m • Fusion Fuel’s solution requires 66% less capex for the same output – assuming only daytime production Yearly Hydrogen Production tons Yearly Hydrogen Production tons Yearly Energy Required kWh Yearly Energy Required kWh Capacity Factor % Capacity Factor % Required PV Power MW Solar Concentrated Power MW Total PV CAPEX € Hourly production of a module grams of H 2 /h Number of trackers Trackers Required Electrolyser Power MW Total Hydrogen Trackers CAPEX € CAPEX per MW €/MW Installation cost % Civil Construction € Total Electrolyser CAPEX € Installation € H 2 & Electrical Auxiliary Network € Water Management System € Total BOP CAPEX € € € Solar PV + Centralized Electrolyser Central Electrolyser CAPEX per Tracker €/trk 14'805 € Includes hydrogen solar concentration modules, trackers, control systems, and connections on the tracker CAPEX per MW €/MW Industry value per installed MW, including solar modules, tracker, electrical networks, electrical boards, inverters, transformers and connection panels 570'000 € 11.3 3.19 AssumptionsData 500 500 23'834'728 24.0% 15.6 Hydrogen production of a module, under a DNI of 1'000W/m 2 518 7'668'788 € 388'500 € 181'300 € 404'040 € 320'066 € 7.5% Based on industry input 15'772'719 € 15.6 Equivalent to the maximum solar power available 940'000 € 24'669'749 € Installation and networks (BOP) Fusion Fuel System Solar Energy Power Required Hydrogen Generation Trackers Number of trackers with 144 modules each Include foundations and concrete pedestals Electrical auxiliary network, communication network, H 2 network, … Include tracker assembling, modules and control systems Considering the energy efficiency of DC-PEHG Typical capacity factor of 2-axis tracker with direct solar radiation of 2'200 kWh/m 2 p.a. Total power required on concentrated modules Total CAPEX 8'962'694 € AssumptionsData Water equipment, control and network 1'293'906 € Total CAPEX PV Installation Solar Energy Power Required Typical capacity factor of 1-axis tracker with direct solar radiation of 2'200 kWh/m 2 p.a. Considering the energy efficiency of centralized electrolyser 8'897'031 € Total power required after DC/AC, inverter and transformer losses 27'315'445 20.0% Yearly Hydrogen Production tons Yearly Hydrogen Production tons Yearly Energy Required kWh Yearly Energy Required kWh Capacity Factor % Capacity Factor % Required PV Power MW Solar Concentrated Power MW Total PV CAPEX € Hourly production of a module grams of H 2 /h Number of trackers Trackers Required Electrolyser Power MW Total Hydrogen Trackers CAPEX € CAPEX per MW €/MW Installation cost % Civil Construction € Total Electrolyser CAPEX € Installation € H 2 & Electrical Auxiliary Network € Water Management System € Total BOP CAPEX € € € Solar PV + Centralized Electrolyser Central Electrolyser CAPEX per Tracker €/trk 14'805 € Includes hydrogen solar concentration modules, trackers, control systems, and connections on the tracker CAPEX per MW €/MW Industry value per installed MW, including solar modules, tracker, electrical networks, electrical boards, inverters, transformers and connection panels 570'000 € 11.3 3.19 AssumptionsData 500 500 23'834'728 24.0% 15.6 Hydrogen production of a module, under a DNI of 1'000W/m 2 518 7'668'788 € 388'500 € 181'300 € 404'040 € 320'066 € 7.5% Based on industry input 15'772'719 € 15.6 Equivalent to the maximum solar power available 940'000 € 24'669'749 € Installation and networks (BOP) Fusion Fuel System Solar Energy Power Required Hydrogen Generation Trackers Number of trackers with 144 modules each Include foundations and concrete pedestals Electrical auxiliary network, communication network, H 2 network, … Include tracker assembling, modules and control systems Considering the energy efficiency of DC-PEHG Typical capacity factor of 2-axis tracker with direct solar radiation of 2'200 kWh/m 2 p.a. Total power required on concentrated modules Total CAPEX 8'962'694 € AssumptionsData Water equipment, control and network 1'293'906 € Total CAPEX PV Installation Solar Energy Power Required Typical capacity factor of 1-axis tracker with direct solar radiation of 2'200 kWh/m 2 p.a. Considering the energy efficiency of centralized electrolyser 8'897'031 € Total power required after DC/AC, inverter and transformer losses 27'315'445 20.0% Source: NREL, Fusion Fuel Management